(FPA NEW INCOME, INC. LETTERHEAD)

11400 West Olympic Boulevard, Suite 1200, Los Angeles, CA 90064

Writer’s Direct Dial Number

(310) 996-5436

VIA EDGAR

September 30, 2010

Securities and Exchange Commission

ATTN: Filing Desk, Stop 1-4

100 F Street, N.E.

Washington, DC  20549

RE:                            FPA New Income, Inc. (“Registrant”)

                                               1933 Act File No. 2-30393

                                               1940 Act File No. 811-1735

                                               Schedule DEF 14A

Dear Commissioners:

The Schedule DEF 14A filing transmitted by our financial printer on September 30, 2010, inadvertently included a duplicate copy of the Registrant’s proxy statement. Otherwise, the Schedule DEF 14A is correct as submitted.

Very truly yours,

/s/ Sherry Sasaki
Sherry Sasaki
Secretary